UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

IRIS INTERNATIONAL, INC.

(Name of Subject Company)

IRIS INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Ceśar Garcia

Chief Executive Officer

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

(818) 709-1244

(Name, address and telephone number of person authorized to receive Notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Iris International, Inc. (“IRIS” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2012 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned indirect subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $19.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 20, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on September 20, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the third paragraph of the subsection captioned “Litigation”:

On October 1, 2012, a putative class action lawsuit captioned Zbydnowski v. IRIS International, Inc. et al., Case No. BC493088, was filed in the Superior Court of the State of California in the County of Los Angeles. The complaint names as defendants the Company, the Company’s Board of Directors, Danaher and Purchaser. The plaintiff alleges that the Board of Directors breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further alleges that IRIS, Danaher and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process and that the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Citi as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks an order enjoining the Offer and the Merger, rescinding and invalidating the Merger Agreement and the documents entered into in connection therewith, directing members of the Board of Directors to exercise their fiduciary duties to obtain a transaction that is purportedly more favorable to the Company’s stockholders, imposing a constructive trust in favor of the plaintiff and the class upon any benefits received by the defendants as a result of their alleged wrongful conduct, and awarding attorneys’ fees and other costs, in addition to granting other and further equitable relief. The Company and Danaher believe the plaintiff’s allegations lack merit and intend to contest them vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2012	IRIS INTERNATIONAL, INC.

	By:	/s/ César M. García
César M. García
Chairman, President and Chief Executive Officer

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